F. Mark Reuter

DIRECT DIAL: (513) 579-6469

FACSIMILE: (513) 579-6457

E-MAIL: mreuter@kmklaw.com

August 5, 2016

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	RX Investor Value Corp. Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of our client, RX Investor Value Corp., a Delaware corporation (the “Company”), enclosed for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).

The Preliminary Proxy Statement is being submitted pursuant to the Exchange Act because the Company is planning to participate in a contested election involving the Board of Directors of Healthwarehouse.com, Inc.

Please acknowledge receipt of this filing via the EDGAR Postmaster. If you have any questions regarding this filing, please contact me at 513-579-6469.

Sincerely,

KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter

Enclosures